Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48 | Tel. exchange: (48 76) 747 82 00
[redacted]nd | Fax: (48 76) 747 85 00

06013948

	sion of Corporation Finance		
	ed States Securities Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
	ᴊciech Marciniak (contact name) Chief Specialist, Investor Relations	Phone:	(48 76) 747 88 74
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76)747 82 05
E-mail:			
Date:	31 May 2006	No of sheets:	2

Current report 28/2006

The Management Board of KGHM Polska Miedź S.A. announces that the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. convened on 31 May 2006 ordered a break in the General Shareholders Meeting until 14 June 2006, at 11.00.

Following are the resolutions passed until the time of the break in the General Shareholders Meeting:

Resolution Nr 1/2006
regarding election of the Chairman of the General Shareholders Meeting, with the following wording:
"On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec. 3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved:
I. Andrzej Leganowicz is hereby elected as Chairman of the General Meeting.
II. This resolution comes into force on the date it is taken."

Resolution Nr 2/2006
regarding acceptance of the agenda of the General Shareholders Meeting, with the following wording:
"The General Shareholders Meeting resolves the following:
I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Shareholders Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 9 May 2006, Nr 89/2006, item 5191.
II. This resolution comes into force on the date it is taken."

Resolution Nr 3/2006
with the following wording:
"On the basis of art. 408 § 2 of the Commercial Partnerships and Companies Code, the following is resolved:

dlw 6/2

I. A break is hereby ordered in the General Shareholders Meeting until 14 June 2006, at 11.00.
II. This resolution comes into force on the date it is taken."

Objections were raised to Resolution Nr 3/2006.

Legal basis: §39, Sec. 1 point 4 and point 5 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

WICEPREZES ZARZĄDU WICEPREZES ZARZĄDU

Marek Fusiński *Ireneusz Reszczyński*

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	*Phone:*	*(48 76) 747 88 74*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 82 05*
E-mail:			
Date:	31 May 2006	*No of sheets:*	*1*

Current report 29/2006

The Management Board of KGHM Polska Miedź S.A. announces that the Supervisory Board at its meeting on 31 May 2006, due to the expiration of the Vth term Management Board of KGHM Polska Miedź S.A., appointed Krzysztof Skóra as President of the VIth term Management Board of KGHM Polska Miedź S.A. along with the following members of the Management Board: Maksymilian Bylicki, Marek Fusiński, Stanisław Kot and Ireneusz Reszczyński.

The resolutions on the appointment of the President and the Members of the Management Board will come into force upon the conclusion of the Ordinary General Shareholders Meeting.

The Company will provide information on the newly-appointed Member of the Management Board, Stanisław Kot, as required by the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities, at a later date in the form of an individual current report.

Legal basis: § 5, sec. 1 point 22 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. centrala.: (76) 747 82 00
Fax: (76) 747 85 00

Do:	Piotr Zaczek Departament Powierniczy	*Tel.:*	
Firma:	Deutsche Bank Polska S.A.	*Fax:*	(22) 579 92 81
Od:	Wydział Informacji Giełdowych i Relacji Inwestorskich	*Tel.:*	
Firma:	KGHM Polska Miedź S.A.	*Fax:*	(76) 747 82 05
Data:	31 maja 2006	*Ilość stron:*	1+2

W załączeniu przesyłamy kopię raportu bieżącego 28/2006 przesłanego do Amerykańskiej Komisji Papierów Wartościowych.
Treść tego raportu została również przesłana do Londyńskiej Giełdy Papierów Wartościowych

Wydział
Informacji Giełdowych
i Relacji Inwestorskich

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	*Phone:*	*(48 76) 747 88 74*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 82 05*
E-mail:			
Date:	31 May 2006	*No of sheets:*	2

Current report 28/2006

The Management Board of KGHM Polska Miedź S.A. announces that the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. convened on 31 May 2006 ordered a break in the General Shareholders Meeting until 14 June 2006, at 11.00.
Following are the resolutions passed until the time of the break in the General Shareholders Meeting:

Resolution Nr 1/2006
regarding election of the Chairman of the General Shareholders Meeting, with the following wording:
"On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec. 3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved:
I. Andrzej Leganowicz is hereby elected as Chairman of the General Meeting.
II. This resolution comes into force on the date it is taken."

Resolution Nr 2/2006
regarding acceptance of the agenda of the General Shareholders Meeting, with the following wording:
"The General Shareholders Meeting resolves the following:
I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Shareholders Meeting, as placed in the official government publication Monitor Sadowy i Gospodarczy dated 9 May 2006, Nr 89/2006, item